Prospectus Supplement No. 2	Filed pursuant to Rule 424(b)(3)
To Prospectus dated May 14, 2008	File No. 333-148982

ZION OIL & GAS, INC.

This document supplements the prospectus dated May 14, 2008, as supplemented on October 24, 2008, relating to the offer and sale of a minimum of 350,000 up to a maximum of 2,500,000 units of our securities. This prospectus supplement is incorporated by reference into the prospectus. This prospectus supplement is not complete without, and may not be delivered or utilized except in connection with, the prospectus, including any amendments or supplements to the prospectus.

Second Closing, Continuing Offering and Subsequent Closings

Following the receipt and acceptance of subscriptions in a total amount of $662,100 for 66,210 Units pursuant to the terms of our offering subject of the prospectus, Zion effected a second closing of the offering on December 2, 2008. Of the subscriptions accepted, $542,100 were for cash and $120,000 was conversion of debt.

In connection with the second closing Zion issued 66,210 Units in accordance with the instructions of the subscribers and issued instructions to the escrow agent to disburse proceeds of the subscriptions in the amount of $498,732 to Zion. The remaining $43,368 of funds disbursed from the escrow account were distributed to Brockington Securities, Inc., the underwriter of the offering, and its placement agents, in accordance with the terms of underwriting agreement as described at pages 14-16 of the prospectus ("PLAN OF DISTRIBUTION - Underwriting Agreement"), as follows: $27,105 in commissions and $16,263 of expense reimbursement.

The offering with respect to the remaining 2,082,796 maximum number of Zion's Units being offered pursuant to the prospectus will continue in accordance with the "PLAN OF DISTRIBUTION" as described in the prospectus at pages 14-16 until the receipt and acceptance of the maximum offering of 2,500,000 Units or January 9, 2009 whichever occurs first - unless earlier terminated. Subscriptions for Units in the offering received following the cutoff for the subscriptions accepted for the second closing, will continue to be deposited in the Zion escrow account at Sterling Trust Company pending their acceptance and disbursement in the final closing currently scheduled to take place on January 9, 2009 Subscriptions received which are not able to be closed on by the scheduled final closing date will not be accepted and will be returned to the subscriber. Terms of the continuing offering will be the same as the terms prior to the second closing.

Listing on NYSE Alternext US LLC and Commencement of Trading of the Units

The listing of the Units for trading on the NYSE Alternext US LLC was approved. The Units will trade under the ticker symbol “ZN.U”. The Units will continue to be tradable until the 30 th day after the Termination Date (as defined below) of the Offering, at which time the shares and the Unit Warrant will separate and trade separately and the Unit as such will cease to exist. The warrant included in the Unit will first become exercisable only on the 31st day following the Termination Date and will continue to be exercisable through January 31, 2012 at a per share exercise price of $7.00. The offering will terminate on the earlier to occur of (the “Termination Date”: (i) January 9, 2009, (ii) the date on which a total of 2,500,000 units have been subscribed and accepted, or (iii) such date as announced by the Company on no less than two trading days' prior notice.

Use of Proceeds

As described above, in connection with the second closing, the escrow agent released the $542,100 of funds in the escrow account as follows: $43,368 to the underwriter in payment of $27,105 of commissions and $16,263 of expenses due underwriter in accordance with the terms of the underwriting agreement. The remaining $498,732 were released to the company for use by the company for the purposes and in the amounts described at pages 10-12 of the prospectus ("USE OF PROCEEDS").

Investing in our common stock is very risky. See "Risk Factors" commencing at page 2 of the prospectus to read about the risks that you should consider before buying shares of our stock.

Neither the U.S. Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if the prospectus or any prospectus supplement is truthful or complete. Any representation to the contrary is a criminal offense.

,

The date of this prospectus supplement is December 2, 2008.